SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ___________________________

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                          ___________________________

                          HITOX CORPORATION OF AMERICA
                            (Name of Subject Company)

                             PAULSON ACQUISITION LLC
                               PAULSON RANCH LTD.
                               BERNARD A. PAULSON

                                    (Bidder)

                     COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                                    433658101
                      (CUSIP Number of Class of Securities)
                           ___________________________

                             PAULSON ACQUISITION LLC
                         C/O FOUNDERS EQUITY GROUP, INC.
                              2602 MCKINNEY AVENUE
                                    SUITE 220
                               DALLAS, TEXAS 75204
                                 (214) 871-3000

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                           ___________________________

                                    Copy to:
                             PATRICK J. DOOLEY, ESQ.
                            VICTORIA A. BAYLIN, ESQ.
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                               590 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 872-1000
                           ___________________________

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on March 23, 1999 and amended and supplemented with an Amendment No. 1 filed on April 2, 1999 (as amended and supplemented, the "Schedule 14D-1"), relating to the offer by Paulson Acquisition LLC, a Delaware limited liability company (the "Purchaser") to purchase up to 1,000,000 shares of common stock, par value $0.25 per share (the "Shares") of Hitox Corporation of America (the "Company") at a purchase price of $2.50 per share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 1999 and amended April 2, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

         The Purchaser is a wholly-owned limited liability company of the Paulson Ranch, Ltd., a Texas limited partnership ("Paulson Ranch"). The general partner of Paulson Ranch is Paulson Ranch Management, L.L.C., a Texas limited liability company. The members of Paulson Ranch Management, L.L.C. are Mr. Bernard A. Paulson and his wife. Mr. Paulson is a director and prior to March 24, 1999 was the acting Chief Executive Officer of the Company. The Purchaser, Paulson Ranch and Mr. Paulson could be deemed to be affiliates of the Company. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

Item 10.        Additional Information.

         Item 10 of the Schedule 14D-1 is hereby amended and supplemented as follows:

         1. Section 9. Certain Information Concerning the Company. Section 9 Certain Information Concerning the Company is hereby amended to include the following on page 14 of the Offer to Purchase after the Balance Sheet Data:

         "Recent Developments

         In December 1998, the Company had furnished Mr. Paulson, and all other Directors, with a proposed budget for 1999 (the "Proposed Budget") that contained projected quarterly income statements, balance sheets and statements of cash flow. In March 1999, at a Board Meeting, the Company presented Mr. Paulson and all other Directors with projected financial results for 1999 (the "Projections") in which the Proposed Budget was updated to include actual results from 1998 and any changes in assumptions from the Proposed Budget. The Projections have been filed as Exhibit No. (a)(9) to the Schedule 14D-1.

         One of the assumptions on which the Projections are based is the sale of the Furman Plaza building, which had served as the Company's headquarters until February of 1998. The Company has informed Mr. Paulson that this sale was completed during the first quarter of 1999 and has resulted in a gain of approximately $25,000. The Company has informed Mr. Paulson that prior to the sale of the Furman Plaza building, it repaid all of its bank debt, so the cash proceeds from the building sale was added to the Company's cash balance. According to the Company, the amount of the Company's cash balance at any given time depends, in part, upon the timing and amount of payments for raw materials. In the Projections, the Company's cash balance at December 31, 1999 is $3,189,000, which projection assumes a raw material payable of $1,842,000, as of the same date. The Projections assume that the Company will not incur any new long-term indebtedness during 1999.

         The Company has informed Mr. Paulson that it has initiated a capital project to increase its capacity to produce Haltex (aluminum tri-hydrate) which is projected to result in increased sales of such product in 1999. The Company has informed Mr. Paulson that it has budgeted $306,100 for this initiative in its Projections, which project is expected to be completed during the second quarter of 1999.

         The Company has informed Mr. Paulson that the Projections include projections for net sales, gross profit and net income of $13,359,000, $4,187,000 and $1,403,000 (or net income of $0.30 per share), respectively, all of which are increases from 1998. The Company has informed Mr. Paulson that based on a preliminary analysis, first quarter results have been exceeding projected first quarter results.

         The foregoing information and the Projections have been included herein at the request of the Company because such information and the Projections had been furnished to Mr. Paulson. Their inclusion herein shall not be deemed to be a determination that such information and the Projections are material to a shareholder's decision to participate in the Offer.

         The  foregoing,  which  has  been  derived  from  the  Projections  and information provided to Mr. Paulson by the Company, may constitute forward-looking statements. There can be no assurance that the expectations reflected in such forward-looking statements will prove to be correct. The achieveability of the Projections depends on many factors such as the timing of the completion of the Haltex project, the demand for the Company's products and the incurrence of new indebtedness. The Projections involve a number of risks and uncertainties that could cause actual results to differ materially from those set forth in or suggested by the Projections. The forward-looking statements and the Projections should, therefore, be considered in light of these various factors. Although neither Mr. Paulson, the Paulson Ranch nor the Purchaser has any knowledge that such information is untrue or inaccurate, none of them take any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may occur and may affect the significance or accuracy of any of such forward-looking statements. The Company has informed Mr. Paulson that the Projections were not prepared nor reviewed in accordance with the guidelines of the American Institute of Certified Public Accountants. The Company provided the Projections to Mr. Paulson who has assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future operating and financial performance of the Company. None of Mr. Paulson, Paulson Ranch and the Purchaser does not assume any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information in the Projections. None of Mr. Paulson, Paulson Ranch and the Purchaser assume any obligation to update, revise or reaffirm the Projections even though subsequent developments may affect the Projections and their attainability by the Company. The Company has informed Mr. Paulson that it does not assume any such obligation."

         2. Section 13. Certain Conditions of the Offer. The first paragraph on page 16 is hereby amended and restated as follows:

         "Notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment, or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer or postpone the acceptance for payment, the purchase of, and/or (subject to any such applicable rules and regulations of the Commission) payment for, Shares tendered, if at any time at or before the Expiration Date any of the following conditions exists:"

         3. Section 13. Certain Condition to the Offer. Paragraph (c) on page 18 of the Offer to Purchase is hereby amended and restated as follows:

                "(c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries or affiliates, which, in the reasonable judgment of the Purchaser, is or may be materially adverse to the Company or any of its subsidiaries or affiliates, or the Purchaser shall have become aware of any facts which, in the reasonable judgment of the Purchaser, has or may have material significance with respect to the value of the Company or any of its subsidiaries or affiliates or the value of the Common Stock to the Purchaser; or"



         4. Section 13. Certain Condition of the Offer. Clause (viii) of paragraph (d) on page 18 of the Offer to Purchase is hereby amended and restated as follows:

                "(viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any transaction which in the Purchaser's reasonable opinion could adversely affect either the value of the Company or any of its subsidiaries or the value of the Common Stock,"

         5. Section 13. Certain Condition of the Offer. The clause immediately after the semi-colon in paragraph (f) on page 19 of the Offer to Purchase is hereby deleted and the following clause is hereby added immediately after paragraph (f):

                "which, in the reasonable judgment of the Purchaser, in any case, and regardless of the circumstances (including any action or inaction by the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment."

         6. Section 14. Certain Legal Matters. The last sentence of the Section captioned Section 203 of the Delaware General Corporation Law on page 20 of the Offer to Purchase is hereby amended and restated as follows:

                "In the event that the Purchaser acquires at least 656,624 Shares in the Offer, the Purchaser, Paulson Ranch and Mr. Paulson, would be deemed to be Interested Stockholders."

Item 11.        Material to be filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended to add the following:

         (a)(9)   Hitox Corporation of America - 1999 Proposed Budget

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 1999

                                      PAULSON ACQUISITION LLC

                                      BY:     /S/ BERNARD A. PAULSON
                                              ________________________________
                                      Name:   Bernard A. Paulson
                                      Title:  President and Chief Executive
                                              Officer




                                  EXHIBIT INDEX

Exhibit                Description
---------              --------------
(a)(9)                 Hitox Corporation of America - 1999 Proposed Budget